SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company, with Authorized Capital

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Held on August 15, 2005

1. Date, Time and Place: Held on August 15, 2005, at 10:00 a.m., in the head-office, at Av. Roque Petroni Junior, 1464, in the Capital of the State of São Paulo.

2. Chairmanship of the Meeting : Felix Pablo Ivorra Cano – Chairman of the Board of Directors; and Breno Rodrigo Pacheco de Oliveira – General Secretary.

3. Instatement : The meeting was convened with the attendance of the undersigned Directors, representing a quorum under the terms of the Articles of Incorporation.

4. Agenda and Resolutions :

4.1 . The Chairman of the meeting explained to all the attendees the corporate structuring involving the Company and Tele Centro Oeste Celular Participações S.A., enrolled with the CNPJ/MF under nº 02.558.132/0001-69 ("TCOPart"), which restructuring is intended for allowing the tax benefit arising out of the amortization of the premium paid upon the acquisition of the preferred shares of TCOPart by Telesp Celular Participações S.A. in the Voluntary Public Offering carried out by the latter in October 2004, to be used by TCOPart. Accordingly, the Chairman advised that as a preparatory act for the contemplated restructuring, it was proposed that the Company subscribed the increase of capital of the holding company organized for such purpose, namely, Bagon Participações Ltda., a limited company with head-office at Rua da Consolação, 247 – 6º andar, sala 16H, Centro, CEP 01301- 903, in the Capital of the State of São Paulo, enrolled with the CNPJ/MF under nº 07.157.351/0001-50, and the payment thereof through conveyance, by the Company, of its equity interest, arising out of the above described OPA (Voluntary Public Offering of Shares), in TCOPart in the amounts to be ascertained by valuation experts pursuant to an appraisal report to be prepared for such purpose, with the successive merger of Bagon Participações Ltda. into TCOPart and the consequent extinguishment of the mergee company, whereby the Company will again hold the referred shares directly in TCOPart.

Accordingly, by unanimous vote of the attendees, and without any restrictions whatsoever, the Directors:

(i) approved the subscription, by the Company, of shares in Bagon Participações Ltda. and the payment thereof, in the amount of eight hundred and sixty-nine million, five hundred and fifteen thousand, eight hundred and eighty-one reais (R$ 869,515,881.00);

(ii) resolved to approve, under the terms of article 17 of the Articles of Incorporation, the conveyance by the Company of its equity interest arising out of the OPA in TCOPart, pursuant to the appraisal already prepared by Global Consulting Assessoria Contábil Ltda., a specialized valuation firm the appointment of which is herein ratified by the Company as well as the appraisal value, for payment of the increase of the capital stock of Bagon Participações Ltda., a limited company with head-office at Rua da Consolação, 247, 6º andar, sala 16H, Centro, CEP 01301- 903, in the Capital of the State of São Paulo, enrolled with the CNPJ/MF under nº 07.157.351/0001-50, whereby the Company became the holder of almost all of its shares; and

(iii) declared their favorable opinion regarding the other terms of the corporate restructuring, with the future merger of Bagon Participações Ltda. into TCOPart and the consequent return of the Company to the status of direct holder of shares in TCOPart.

4.2 . Amendment to the Articles of Incorporation – Article 9 : The Full Board reviewed the proposal for amendment to article 9 of the Articles of Incorporation, as contained in the Resolution of the Executive Committee dated August 02, 2005 , which was approved at the Meeting of the Full Executive Committee of August 03, 2005 . According to the referred proposal, article 9 shall be amended in order to change the requirement of prior approval by the general meeting of shareholders for any long-term agreements between the Company and its affiliates, on the one side, and related parties, on the other side, where such agreements do not contain uniform provisions. Pursuant to the new proposed wording, the execution of agreements with related parties the terms and conditions of which are more burdensome to the Company than those usually adopted on the market in agreements for the same nature, shall be submitted to the General Meeting of Shareholders for prior approval, with due regard, in any case, to the provisions in article 117 of Law 6404/76. The proposal was widely discussed and the Board of Directors authorized a special meeting of shareholders to be called in order to resolve on the matter.

5. Closing : Since there was nothing else to be discussed, the Directors closed the meeting and these minutes were drawn-up, which after having been read and found to be in order, were signed by all the attendees.

Signatures : Felix Pablo Ivorra Cano - Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Shakhaf Wine; Antonio Gonçalves de Oliveira; Luiz Kaufmann and Henri Philippe Reichstul – Directors; Carlos Manuel de L. e V. Cruz and Luis Paulo Reis Cocco- Directors represented by Mr. Shakhaf Wine; Ignácio Aller Mallo - Director represented by Mr. Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the Register of Meetings of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira

General Secretary - OAB/RS n.º 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.